

13030206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8- 47643

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LUCIA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13520 EVENING CREEK DRIVE NORTH, SUITE 300
(No. and Street)

SAN DIEGO (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
(Name – *if individual, state last, first, middle name*)

4180 LA JOLLA VILLAGE DRIVE, #300 (Address) SAN DIEGO (City) CA (State) 92037 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/13

OATH OR AFFIRMATION

I, CRAIG NETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LUCIA SECURITIES, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

DIRECTOR OF COMPLIANCE / FINOP

Title


N. ENGLISH
COMM.# 1859357
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. JUL. 27, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUCIA SECURITIES, LLC

INDEPENDENT AUDITORS' REPORT AND FINANCIAL STATEMENTS

For the Year Ended December 31, 2012



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP | CERTIFIED PUBLIC ACCOUNTANTS

Lucia Securities, LLC

INDEPENDENT AUDITORS' REPORT AND FINANCIAL STATEMENTS

For the Year Ended December 31, 2012

LUCIA SECURITIES, LLC

Table of Contents



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT

To the Member of Lucia Securities, LLC
San Diego, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Lucia Securities, LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lucia Securities, LLC, as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information listed in the accompanying table of contents has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information listed in the accompanying table of contents is fairly stated in all material respects in relation to the financial statements as a whole.

Levine, Hofgren, Morris & Engelberg, LLP

La Jolla, California
February 14, 2013

LUCIA SECURITIES, LLC

Statement of Financial Condition
December 31, 2012

ASSETS		
Cash	$	454,534
Deposit with clearing broker		100,000
Commissions receivable		562,121
Due from related party		322,321
Total assets	$	1,438,976
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	235,954
Deferred income		52,683
Total liabilities		288,637
Member's equity		1,150,339
Total liabilities and member's equity	$	1,438,976

See accompanying notes to financial statements
and independent auditors' report.

LUCIA SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2012

Income:	
Commissions	$ 13,635,705
Other income	2,176,012
Total income	15,811,717
Expenses:	
Payroll and related expenses	7,876,015
Marketing and advertising expenses	2,858,009
Client account transfer fees	2,168,498
Rent and office occupancy expenses	1,779,827
Commission expense	629,824
Computer services expense	330,179
License and registration fees	161,678
Professional fees	98,207
Insurance expenses	82,718
Licensing fees to related party	25,778
Other operating expenses	341,625
Total expenses	16,352,358
Net loss	$ (540,641)

See accompanying notes to financial statements
and independent auditors' report.

LUCIA SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

Member's equity, beginning of year	$ 827,481
Contributions from member	863,499
Net loss	(540,641)
Member's equity, end of year	$ 1,150,339

See accompanying notes to financial statements
and independent auditors' report.

LUCIA SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net loss	$ (540,641)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	(292,873)
Due from related party	(322,321)
Accounts payable and accrued expenses	(305,731)
Due to related party	(43,123)
Deferred income	(303,139)
Net cash used in operating activities	(1,807,828)
Cash flows from financing activities - contributions from member	863,499
Net decrease in cash	(944,329)
Cash, beginning of year	1,398,863
Cash, end of year	$ 454,534

See accompanying notes to financial statements
and independent auditors' report.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lucia Securities, LLC (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company was owned by two individual members who, effective May 3, 2011, transferred their ownership interests to RJL Holding Company, LLC, an entity owned by the same two individuals. The Company is an LLC and due to the nature of an LLC, its member has limited liability.

The Company is exempt from SEC Rule 15c3-3(k)(2)(ii) of the Customer Protection Rule. In connection with its activities as a broker/dealer, the Company is an introducing firm and does not hold customer funds or securities.

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Commissions Receivable

Commissions receivable are due from the Company's clearing broker and other financial service companies. Management has determined that no allowance for doubtful commissions receivable is necessary at December 31, 2012.

Income Recognition

Commission income results from marketing services performed by registered representatives of the Company on behalf of non-affilated financial services companies. Because the nature of the marketing is to mass audiences, the Company is not able to reasonably estimate the timing or amount of the income. Therefore, these marketing services are recognized as income upon notification of such by the non-affiliated broker/dealer.

Commission income is also earned for marketing services performed for financial services companies whereby the Company acts as the introducing broker/dealer. The Company is not able to reasonably estimate the timing or amount of this income. As such, these marketing services are recognized as income upon notification by the financial services companies.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statements. The member is required to report any gains, losses, credits or deductions on its individual tax returns.

Deferred Income

The Company enters into agreements with financial services companies for which the Company is a broker of their products and occasionally receives an advance. Such amounts are to be earned or repaid based on specific criteria.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date of the independent auditors' report, the date the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

NOTE 2. RELATED-PARTY TRANSACTIONS

Pursuant to an expense sharing agreement with RJL Management Company, LLC ("RJL"), the Company is allocated certain selling, marketing and general overhead expenses that RJL pays on behalf of the Company. RJL and the Company have common ownership and share office space, personnel and other overhead expenses. As such, RJL allocates a portion of these expenses to the Company based on the proportional use or benefit derived by the Company. During 2012, the Company incurred $12,587,627 in expenses related to this agreement. During the year, the Company remitted an amount in excess of the expenses under this agreement, resulting in a receivable due from RJL in the amount of $295,586 as of December 31, 2012. This agreement can be terminated by either party at any time.

Further, the Company occasionally is billed for expenses and fees incurred by RJL Wealth Management, LLC ("RJLWM"). In these instances, RJLWM reimburses the Company for these costs, which is $26,735 as of December 31, 2012. The receivables from RJL and RJLWM are included in related party receivables.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital. At December 31, 2012, the Company had net capital of $803,966, which was $753,966 in excess of its required minimum net capital.

NOTE 4. CONCENTRATION OF CREDIT RISK

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

NOTE 5. CLEARING AGREEMENT

In June 2011, the Company entered into a seven-year clearing agreement whereby the clearing broker will provide certain services, as defined, to the Company's clients. The agreement provides for, among other things, a one-time incentive fee of $1,500,000 to the Company for execution of the agreement, which was received and recognized in 2011. Additionally, provided that certain milestones are met at the three and five year anniversaries of the first trade date with the clearing broker, the Company may receive additional incentives of $100,000 each at the end of such anniversaries.

The Company is required to have a $100,000 deposit with the clearing broker. The deposit was made in June 2011, when the agreement was made. Additionally, should the Company breach the terms of the agreement, or terminate the agreement voluntarily, there is a termination fee due to the clearing broker equal to the greater of the monthly minimum revenue requirement, as defined, or $17,857 per month for the remainder of the agreement.

SUPPLEMENTARY INFORMATION

LUCIA SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Net capital		
Member's equity	$	1,150,339
Less: Total non-allowable assets		346,373
Net capital	$	803,966
Computation of basic net capital requirement		
1. Minimum dollar net capital	$	50,000
Aggregate indebtedness	$	288,637
2. Minimum net capital, aggregate indebtedness standard	$	19,242
Capital required (larger of 1 or 2)	$	50,000
Excess net capital	$	753,966
Net capital less greater of: 10% aggregate indebtedness or 120% minimum net capital	$	743,966
Ratio: Aggregate indebtedness to net capital		36%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	803,966
Company's closing entries		-
Net capital - per above	$	803,966
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$	288,637
Company's closing entries		-
Aggregate indebtedness - per above	$	288,637

LUCIA SECURITIES, LLC

Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2012

Lucia Securities, LLC operates pursuant to paragraph (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of Lucia Securities, LLC
San Diego, California

In planning and performing our audit of the financial statements of Lucia Securities, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Levine, Hoffman, Morris & Engelberg, LLP

La Jolla, California
February 14, 2013

SIPC ANNUAL ASSESSMENT
REQUIRED UNDER SEC RULE 17a-5(e)(4)



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Member of Lucia Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] of Lucia Securities, LLC (the "Company") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Levine, Jofgun, Movie & Engelberg, LLP

La Jolla, California
February 14, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047643 FINRA DEC
LUCIA SECURITIES LLC 19*19
13520 EVENING CREEK DR N STE 300
SAN DIEGO CA 92128-8105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

A. General Assessment (item 2e from page 2) $ 39,529

B. Less payment made with SIPC-6 filed (exclude interest) (19,850)
07/27/2012
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 19,679

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 19,679

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 19,679

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lucia Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ____ day of February, 20 13.

Director of Compliance / FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

em No.	Eliminate cents
a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,811,730
. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 15,811,730
2e. General Assessment @ .0025	$ 39,529
	(to page 1, line 2.A.)